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                                                                   Rule 425
                                                     SEC File No. 000-27269


Investors are urged to read documents relevant to the acquisition described in this announcement that are filed with or that will be filed with the U.S. Securities and Exchange Commission because they contain important information about the acquisition. After they are filed, you can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write or call us, we will send you for free, when available, the prospectus that we file in connection with the registration of the shares to be issued in the acquisition. You can call us at (617) 960-3400 or write to us at:

        Breakaway Solutions, Inc.
        50 Rowes Wharf, Sixth Floor
        Boston, MA 02110
        Attention: Investor Relations



FOR FURTHER INFORMATION CONTACT:

Joanna Bolles                                      Ken Peters/Michelle Beaudreau
Public Relations Manager                           PAN Communications
Breakaway Solutions, Inc.                          (978) 474-1900
(617) 960-3458                                     kpeters@pancomm.com
JBOLLES@BREAKAWAY.COM                              mbeaudreau@pancomm.com

                 BREAKAWAY SOLUTIONS TO ACQUIRE EGGROCK PARTNERS

              LEADING FULL SERVICE PROVIDER OF E-BUSINESS SOLUTIONS
                       DOMINATES GROWING ENTERPRISE MARKET

BOSTON, MA -- January 27, 2000 -- In a strategic move to increase its leadership role in providing e-business solutions for the growing enterprise, Breakaway Solutions, Inc. (NASDAQ: BWAY), a leading Full Service Provider of strategy, e-business implementation, and application hosting solutions to growing enterprises, today announced it has signed a definitive agreement to acquire Eggrock Partners, a systems integrator, consulting firm and application service provider (ASP) for growing enterprise e-businesses. Breakaway Solutions will issue 3.636 million shares of common stock in an all-stock merger transaction, which will provide Eggrock shareholders 12.6% ownership of the combined entity on a fully diluted basis. The consideration at the time of the signing of the definitive agreement was approximately $250 million.

Together, Breakaway Solutions and Eggrock Partners are poised to take advantage of the unparalleled growth projected for e-business consulting. The acquisition brings together two companies that share synergies in culture, philosophy, methodology and background.

- Both Breakaway Solutions and Eggrock Partners focus on providing a full range of e-business solutions for growing enterprises in the business-to-business marketplace.

- Forrester Research has predicted that growing enterprises will account for 53 percent of the overall spending on eCommerce services in the year 2000, growing from just 15 percent two years ago. Breakaway Solutions is the only publicly-traded company dedicated to serving this market, and with the addition of Eggrock Partners, the company furthers its dominance of e-solutions for the middle market.

- The companies are each led by former executives who successfully collaborated for many years while at Cambridge Technology Partners. This type of management team familiarity and synergy significantly reduces the risks of acquisition.

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-    The addition of Eggrock Partners employees brings the Breakaway Solutions headcount to 516 people, an increase of 58% in the company's billable headcount. As a result, the acquisition adds economies of scale which will allow Breakaway Solutions to service more clients. An increased number of employee teams at senior and middle management levels will also give the company expanded bandwidth to enter Europe later this quarter, one year ahead of schedule.

- Both companies share the philosophy that the most effective way to deliver results for growing enterprises is through the Full Service Provider model supported by Solution Centers. The FSP model delivers solutions from business strategy to technology implementation and application hosting.

- The acquisition also expands Breakaway Solutions' regional office network and adds two new Solution Centers in Boca Raton and Minneapolis, which completes the company's Solution Center build-out for the US.

"There is a common vision between the two companies and the way we approach our business through our culture, methodology, recurring revenue business model and the commitment we share to the growing enterprise," said Gordon Brooks, president and CEO of Breakaway Solutions. "By joining forces now, and focusing our combined resources on our Full Service Provider model, we'll be unstoppable."

Eggrock Partners has been offering application hosting solutions through their eCo-Share services. Eggrock's customers will now be able to take advantage of Breakaway Solutions' application hosting capabilities, through Breakaway's 11 high-availability data centers located in the U.S., Europe and Asia.

"I am extremely proud of the success we have had in growing Eggrock Partners over 100% this past year and in offering our customers world-class e-solutions," said Maureen Ellenberger, president and CEO of Eggrock Partners. "By joining forces now with Breakaway Solutions, we are accelerating the revolution of how growing enterprises conduct business on the Web."

The three founders of Eggrock Partners were previously at Cambridge Technology Partners, where they worked closely with Gordon Brooks as well as other members of Breakaway's management team. Maureen Ellenberger will become Vice President and Chief Innovation Officer at Breakaway Solutions. Mike Mordas will become Chief Relationship Officer, working closely with the company's client partners. Vijay Manwani will become Chief Technology Officer for the combined organization.

"These two companies have so much in common that I really saw them as a natural fit," said Thomas Willmott, president and CEO of Aberdeen Group. "The market for e-business solutions for growing enterprises is expanding at a rapid rate and the marriage of these two firms puts Breakaway Solutions in a strong position to capitalize on that growth."

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Breakaway Solutions will account for the transaction using purchase accounting and expects to close the acquisition in April, 2000, subject to customary closing conditions and the effectiveness of a Registration Statement on Form S-4 covering the Breakaway Solutions stock to be issued.

BREAKAWAY SOLUTIONS WILL HOST A CONFERENCE CALL ON THURSDAY, JANUARY 27, 2000 AT 12 P.M. EST. ALL INTERESTED PARTIES SHOULD DIAL IN TO: (800) 288-8974. AN ACCOMPANYING WEB PRESENTATION WILL BE DISPLAYED AT WWW.BREAKAWAY.COM.

ABOUT EGGROCK PARTNERS
Eggrock Partners is a leading systems integration consulting firm and ASP with an innovative approach to the delivery, implementation and support of customer-centered Web-based solutions for the emerging enterprise. From e-commerce to customer management to financial systems and business intelligence, Eggrock builds real-world, Web-based solutions using best-of-breed software applications that are based on the Microsoft technology foundation. Eggrock's clients are fast-growing companies seeking to capture and retain customers, manage growth and compete globally. Using a shared-risk business model, Eggrock is committed to providing solutions that minimize implementation costs and maximize short and long-term return on investment. Eggrock is a rapidly growing company, headquartered in Concord with offices in Boca Raton, Washington, DC, and Minneapolis. For more information, call 888.344.3793, email info@eggrock.com or visit the Eggrock Partners' web site at HTTP://WWW.EGGROCK.COM.

ABOUT BREAKAWAY SOLUTIONS
Breakaway Solutions, Inc. (NASDAQ: BWAY), is a Full Service Provider (FSP) of e-business solutions that allow growing enterprises to capitalize on the power of the Internet. Breakaway Solutions offers strategy, e-business implementation, and application hosting solutions optimized for growing enterprise clients. Headquartered in Boston, Mass., Breakaway Solutions has a network of regional offices and Internet Solutions Centers in major cities across the U.S., as well as 11 Application Hosting facilities in North America, Europe, Asia and Australia. Breakaway Solutions can be reached at 617/960-3400 or at WWW.BREAKAWAY.COM.

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Except for the historical information contained in this announcement, the matters discussed in this announcement are "forward-looking statements" (as that term is used in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including risks relating to personnel retention, ability to realize benefits from acquisitions, equity dilution, business change, product acceptance and customer demand, and growth management detailed from time-to-time in Breakaway Solutions, Inc.'s filings with the Securities and Exchange Commission. Breakaway Solutions, Inc. draws the reader's attention to the factors described in its Quarterly Report on Form 10-Q/A for the Period Ended September 30, 1999 under the heading "Factors That May Affect Future Results." Any such forward-looking statements speak only as of the date such statements are made, and the company undertakes no obligation to publicly release the results of any revision to these forward-looking statements or otherwise update or supplement this announcement or the risk factors contained herein.